UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

O2Micro International Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

67107W100*

(CUSIP Number)

Du Shyun-Dii Sterling RmB, 2Fl, Zhangjian Mansion No 289, Chun Xiao Rd, Pudong New Area Shanghai Free Trade Zone China 201203 Telephone: (408) 987-5920	Kuo Chuan-Chiung 3F., No. 1, Sec. 4 Nanjing E. Road Songshan District Taipei City, Taiwan 105 Telephone: (408) 987-5920	Right Dynamic Investments Limited FNOF Precious Honour Limited c/o Suite 3720, Jardine House 1 Connaught Place, Central Hong Kong Telephone: (852) 2598-2598
With copies to:

Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place
No. 81 Jianguo Road
Chaoyang District
Beijing 100025
People’s Republic of China
+86 10 6502 8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1			NAMES OF REPORTING PERSONS Du Shyun-Dii Sterling (“Mr. Du”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	42,584,900
	8	SHARED VOTING POWER	93,109,650
	9	SOLE DISPOSITIVE POWER	135,694,550(1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,694,550 Ordinary Shares (as defined below)(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.93%(2)
14			TYPE OF REPORTING PERSON IN

_________________________

(1)	Consists of: (i) 93,109,650 Ordinary Shares in the form of ADSs held by Mr. Du, and (ii) 42,584,900 Ordinary Shares that Mr. Du may purchase upon exercise of options within 60 days after the date hereof.

(2)	Percentage calculated based on 1,518,698,700 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons (as defined below), which consists of: (i) 1,459,298,000 Ordinary Shares outstanding as of September 28, 2022, as set forth in the Merger Agreement (as defined below) and (ii) an aggregate of 59,400,700 Ordinary Shares issuable to Messrs. Du and Kuo upon exercise of their options within 60 days after the date hereof.

1			NAMES OF REPORTING PERSONS Kuo Chuan-Chiung (“Mr. Kuo”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	16,815,800
	8	SHARED VOTING POWER	27,450,100
	9	SOLE DISPOSITIVE POWER	44,265,900(1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,265,900 Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.91%(2)
14			TYPE OF REPORTING PERSON IN

_________________________

(1)	Consists of: (i) 27,450,100 Ordinary Shares in the form of ADSs held by Mr. Kuo and (ii) 16,815,800 Ordinary Shares that Mr. Kuo may purchase upon exercise of options within 60 days after the date hereof.

(2)	Percentage calculated based on 1,518,698,700 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons, which consists of: (i) 1,459,298,000 Ordinary Shares outstanding as of September 28, 2022, as set forth in the Merger Agreement and (ii) an aggregate of 59,400,700 Ordinary Shares issuable to Messrs. Du and Kuo upon exercise of their options within 60 days after the date hereof.

1			NAMES OF REPORTING PERSONS FNOF Precious Honour Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	246,621,000(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,621,000 Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.24%(2)
14			TYPE OF REPORTING PERSON CO

_________________________

(1)	Represents 246,621,000 Ordinary Shares (including Shares represented by ADSs) that are subject to the Irrevocable Proxy (as defined below) pursuant to the Support Agreement (as defined below).

(2)	Percentage calculated based on 1,518,698,700 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons, which consists of: (i) 1,459,298,000 Ordinary Shares outstanding as of September 28, 2022, as set forth in the Merger Agreement and (ii) an aggregate of 59,400,700 Ordinary Shares issuable to Messrs. Du and Kuo upon exercise of their options within 60 days after the date hereof.

1			NAMES OF REPORTING PERSONS Right Dynamic Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	246,621,000(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,621,000 Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.24%(2)
14			TYPE OF REPORTING PERSON CO

_________________________

(1)	Represents 246,621,000 Ordinary Shares (including Shares represented by ADSs) that are subject to the Irrevocable Proxy pursuant to the Support Agreement (as defined below).

(2)	Percentage calculated based on 1,518,698,700 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons, which consists of: (i) 1,459,298,000 Ordinary Shares outstanding as of September 28, 2022, as set forth in the Merger Agreement and (ii) an aggregate of 59,400,700 Ordinary Shares issuable to Messrs. Du and Kuo upon exercise of their options within 60 days after the date hereof.

Introductory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed jointly by Messrs. Du and Kuo with the United States Securities and Exchange Commission on June 3, 2022 (as subsequently amended by an Amendment No. 1 filed on September 20, 2022, the “Original Schedule 13D”), relating to the ordinary shares, par value US$0.00002 per share (the “Ordinary Shares”) and American depositary shares, each representing 50 Ordinary Shares (the “ADSs”), of O2Micro International Limited, a Cayman Islands company (the “Issuer”). Except as specifically amended by this Amendment No. 2, the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition shall have the meaning set forth in the Original schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a)           This Amendment No. 2 is being filed by (i) Mr. Du, (ii) Mr. Kuo, (iii) FNOF Precious Honour Limited, a company incorporated under the laws of British Virgin Islands (“Parent”), and (iv) Right Dynamic Investments Limited, a company incorporated under the laws of British Virgin Islands (“Holdco,” together with Messrs. Du and Kuo and Parent, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 2 is attached as Exhibit 7.5 hereto.

(b)           The business address of Mr. Du is RmB, 2Fl, Zhangjian Mansion, No 289, Chun Xiao Rd, Pudong New Area, Shanghai Free Trade Zone, China 201203. The business address of Mr. Kuo is 3F., No. 1, Sec. 4, Nanjing E. Road, Songshan District, Taipei City, Taiwan 105. The business address of each of Parent and Holdco is c/o Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong.

(c)           Mr. Du’s principal occupation is the chairman and chief executive officer of the Issuer and he is a citizen of Taiwan. Mr. Kuo’s principal occupation is the chief financial officer and a director of the Issuer and he is a citizen of Taiwan. The principal business of each of Parent and Holdco is investment holding.

Schedule A, attached hereto, lists the executive officers and directors of each of Parent and Holdco, and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)          During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following:

Pursuant to an agreement and plan of merger, dated as of September 30, 2022 (the “Merger Agreement”), among Parent, Rim Peak Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference into this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 7.6 and which is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$0.1 in cash per Ordinary Share or US$5.0 per ADS, approximately US$125 million will be expended in acquiring the outstanding Ordinary Shares not owned by the Rollover Shares (as defined below) and paying for transaction costs in connection with the Merger.

The Merger and the transactions contemplated by the Merger Agreement will be financed by a combination of debt and equity capital arranged by the Reporting Persons and certain of their affiliates. Pursuant to a commitment letter, dated September 30, 2022, delivered by Credit Suisse AG, Singapore Branch (“Credit Suisse”) to Parent (the “Debt Commitment Letter”), Credit Suisse will provide certain loan facilities in a total amount of up to US$80,000,000 to Parent. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit 7.7 and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement on September 30, 2022, Holdco entered into an equity commitment letter (the “Equity Commitment Letter”), with FNOF Dynamic Holdings Limited (the “Sponsor”), a company incorporated under the laws of British Virgin Islands and a special purpose vehicle established by Forebright New Opportunities Fund III, L.P. (the “Fund”), a private equity fund managed by Forebright Capital Management Limited, and pursuant to which the Sponsor committed to subscribe for newly issued common stock of Holdco for an aggregate cash purchase price equal to US$45,274,075, which will be used to fund the Merger and pay related fees and expenses pursuant to the Merger Agreement, and the Fund has agreed to guarantee the funding obligations of the Sponsor under the Equity Commitment Letter. The source of funds for such equity financing will come from the investors in the Fund. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit 7.8 and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement on September 30, 2022, Messrs. Du and Kuo, Rong Hu, Heng Yang, Hongming Su, Ching-Chuan Kuo, Chao Ching Lee, Chien-Kuo Li, Kenichiro Ueda, Hsiao-Tsai Chen, Yun Lin, Guoxing Li, Jillian Wei Du, Clayton Young Du, Genova International Holdings Inc, which is controlled by Su-Jane Hsieh, and Asia Management Limited and Pan Pacific Technologies Limited, each of which is controlled by Chawn-Yi Guo (collectively, the “Rollover Shareholders”) entered into a rollover and support agreement (the “Support Agreement”) with Holdco. Pursuant to the Support Agreement, each Rollover Shareholder has agreed to, among other things, (i) roll over all Ordinary Shares it, he or she beneficially own (the “Rollover Shares”) in connection with the Merger in accordance with the terms and conditions of the Support Agreement, and (ii) grant Parent and any designee thereof an irrevocable proxy with respect to all of its, his or her Rollover Shares for matters set forth in the Support Agreement (the “Irrevocable Proxy”). The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 7.9 and which is incorporated herein by reference in its entirety.

The descriptions of the Merger, the Merger Agreement, the Equity Commitment Letter, the Support Agreements set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On September 30, 2022, the Issuer entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Ordinary Share and each ADS issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.1 per Ordinary Share or US$5.0 per ADS (less applicable fees, charges and expenses payable by ADS holders pursuant to the depositary agreement, dated November 4, 2005, entered into by and among the Issuer, the Bank of New York Mellon (the “Depositary”) and all holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Rollover Shares, which will be cancelled without payment of any cash consideration therefor, (b) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by Parent, Merger Sub or any of their respective subsidiaries, (c) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by the Issuer or any of its subsidiaries or held in the Issuer’s treasury, (d) Ordinary Shares (including Ordinary Shares represented by ADSs) held by the Depositary and reserved for issuance and allocation pursuant to the Issuer’s share plans, which will be cancelled without payment of any consideration therefor, and (e) Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Issuer who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act (As Revision) of the Cayman Islands (the “Dissenting Shares”), which will be cancelled at the Effective Time and will entitle the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act (As Revision) of the Cayman Islands.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including the approval of the Merger by the affirmative vote of holders of Ordinary Shares (including Shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding Ordinary Shares present and voting in person or by proxy as a single class at the shareholders meeting of the Issuer or any adjournment or postponement thereof. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares other than the Rollover Shares. If the Merger is completed, the Issuer’s Ordinary Shares and ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from The NASDAQ Global Select Market. The Issuer will also use its reasonable best efforts to take all actions reasonably necessary, proper or advisable under applicable laws and rules and policies of the Cayman Islands Stock Exchange to enable the delisting of the ADSs from the Cayman Islands Stock Exchange as promptly as practicable after the Effective Time.

Concurrently with the execution of the Merger Agreement, the Sponsor executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances and certain indemnification and reimbursements, as set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Messrs. Du and Kuo, the Sponsor, Holdco, Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”), pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of such parties and the relationship among such parties with respect to the Merger.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Limited Guarantee and the Interim Investors Agreement, copies of which are attached hereto as Exhibits 7.6, 7.10, 7.11 respectively, and which are incorporated herein by reference in their entirety.

Item 3 of this Amendment No. 2 is incorporated herein by reference.

Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(d) of the Original Schedule 13D is hereby amended and restated by the following:

(a)–(b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Amendment No. 2 are hereby incorporated by reference in this Item 5.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by each other Reporting Person.

Parent and Holdco’s shared voting power represents 246,621,000 Ordinary Shares held by the Rollover Shareholders as of the date of the Merger Agreement, that are subject to the Irrevocable Proxy for the matters described in Section 1.1 of the Support Agreement granted to Parent and any designee thereof, which may be enforced by Holdco in accordance with the terms of the Support Agreement.

Due to the Irrevocable Proxy under the Support Agreement, Parent and Holdco may be deemed to share voting power with each of the Rollover Shareholders with respect to the Rollover Shares that are subject to the Irrevocable Proxy for the matters described in Section 1.1 of the Support Agreement. However, neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by Parent or Holdco that it is the beneficial owner of any Ordinary Shares for any purpose, and such beneficial ownership is expressly disclaimed.

The information set forth in Item 3 of this Amendment No. 2 is incorporated by reference in this Item 5.

(c)       Except as disclosed in this Amendment No. 2, none of the Reporting Persons has effected any transaction in the Ordinary Shares (including Ordinary Shares represented by ADSs) during the past 60 days.

(d)       Except as disclosed in this Amendment No. 2, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)       Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the principal terms of the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter, the Support Agreement, the Limited Guarantee and the Interim Investors Agreement under Item 3 and Item 4 are incorporated herein by reference in their entirety. Any summary of any of those agreements in this Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter, the Support Agreement, the Limited Guarantee and the Interim Investors Agreement, copies of which are attached hereto as Exhibits 7.6, 7.7, 7.8, 7.9, 7.10 and 7.11 respectively.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

7.5	Joint Filing Agreement dated October 3, 2022 by and among the Reporting Persons.

7.6	Agreement and Plan of Merger, among the Issuer, Parent and Merger Sub, dated September 30, 2022, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Issuer to the SEC on September 30, 2022.

7.7	Commitment Letter, dated September 30, 2022, by Credit Suisse to Parent.

7.8	Equity Commitment Letter, dated September 30, 2022, among the Sponsor, the Fund and Holdco.

7.9	Rollover and Support Agreement, dated September 30, 2022, among the Rollover Shareholders and Holdco.

7.10	Limited Guarantee, dated September 30, 2022, between the Sponsor and the Issuer.

7.11	Interim Investors Agreement, dated September 30, 2022, among Messrs. Du and Kuo, the Sponsor, Holdco, Parent and Merger Sub.

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2022

/s/ Du Shyun-Dii Sterling
Du Shyun-Dii Sterling
/s/ Kuo Chuan-Chiung
Kuo Chuan-Chiung

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2022

FNOF Precious Honour Limited

By:	/s/ IP Kun Wan
Name: IP Kun Wan Title: Director

Right Dynamic Investments Limited

By:	/s/ IP Kun Wan
Name: IP Kun Wan Title: Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND HOLDCO
Name	Citizenship	Present Principal Occupation or Employment	Business Address
IP Kun Wan	Australian	Director of Parent Director of Holdco Director of the Sponsor Director of the Fund Director of FNOF GP III LIMITED, General Partner of the Fund	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong
LIU Cheng	PRC Citizen	Director of Parent Director of Holdco Director of the Sponsor Director of the Fund Director of FNOF GP III LIMITED, General Partner of the Fund	Suite 3720, Jardine House, 1 Connaught Place, Central, Hong Kong